

July 10, 2014

Via E-mail
Paul Howarth
Chief Executive Officer
IBV, Inc.
412 Olive Avenue, Suite 212
Huntington Beach, CA 92654

> **Re:** **IBV, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed July 2, 2014**
> **File No. 333-193077**

Dear Mr. Howarth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Portfolio, page 27

1.   We have reviewed your response to comment 2 of our letter dated May 21, 2014. We note your disclosure that you intend to acquire your initial properties from your CEO, but that you have not yet identified those properties that will be acquired. We further note your statement on page 9 that while you intend to invest primarily in single-family and multi-family properties, you may also invest in other residential, commercial, and new development properties. Please briefly discuss the types of properties that comprise your CEO's portfolio, including, for example, whether they are single-family, multi-family, commercial, or development properties. Please also disclose if there is any geographic concentration of the properties in your CEO's portfolio and whether any are located outside the United States.

Item 27: Financial Statements and Information, page 40

2.   We reissue comment 1 from our prior comment letter dated May 21, 2014. Please be advised that your complete financial statements beginning on page F-1 should be included as part of your prospectus and should appear *prior* to the Part II information beginning on page 43. Alternatively, please confirm for us that you will include all Part II information and the financial statements as part of the prospectus to be distributed to investors.

Exhibit 23.1

3.   It does not appear that the periods covered by your independent auditors' consent match the periods covered by the related independent auditors' report. Please have your auditors revise their consent so that the periods covered match the audited periods.

        You may contact Peter McPhun at (202) 551-3581 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3404 with any other questions.

                                        Sincerely,

                                        /s/ Kristina Aberg

                                        Kristina Aberg
                                        Attorney-Advisor